September 28, 2023

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Government of Northwest Territories Office of the Superintendent of Securities
Government of Nunavut Superintendent of Securities
Authorite des marches financiers
Office of the Yukon Superintendent of Securities

Dear Sirs/ Madams:

Re: Electrovaya Inc. (the "Corporation")

Pursuant to National Instrument 51-102 *Continuous Disclosure Obligations*, we have reviewed the information contained in the Notice of Change of Auditors of the Company dated September 28, 2023 ("the Notice") and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to Goodman & Associates LLP.

Yours truly,

MNP LLP

Chartered Professional Accountants
Licensed Public Accountants

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894